UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*
(Amendment No. 2)

Claros Mortgage Trust, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

18270D106
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 18270D106	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Hyundai Investments Co., Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of South Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
27,402,025 Shares of Common Stock

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
27,402,025 Shares of Common Stock

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,402,025 Shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.75% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
FI

(1)	The percentage is based on 138,728,690 shares of the Issuer's Common Stock outstanding as of October 31, 2023, as reported in the Issuer's Quarterly Report on Form 10-Q filed on October 31, 2023.

CUSIP No. 18270D106	13G

Item 1.

(a)	Name of Issuer Claros Mortgage Trust, Inc.

(b)	Address of Issuer’s Principal Executive Offices c/o Mack Real Estate Credit Strategies, L.P. 60 Columbus Circle, 20th Floor, New York, NY 10023

Item 2.

(a)	Name of Person Filing Hyundai Investments Co., Ltd. (the "Investment Manager")

(b)	Address of the Principal Office or, if none, residence 10F Shinyoung Securities Building 16, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul, 07330 Republic of South Korea

(c)	Citizenship The Investment Manager is a company incorporated under the laws of South Korea.

(d)	Title of Class of Securities Common stock, $0.01 par value per share

(e)	CUSIP Number 18270D106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP No. 18270D106	13G

(a)	Amount beneficially owned: 27,402,025 shares of the Issuer’s common stock, $0.01 par value per share.

(b)	Percent of class: 19.75%*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 27,402,025
(ii)	Shared power to vote or to direct the vote 0
(iii)	Sole power to dispose or to direct the disposition of 27,402,025
(iv)
Shared power to dispose or to direct the disposition of  0

* The percentage is based on 138,728,690 shares of the Issuer's Common Stock outstanding as of October 31, 2023, as reported in the Issuer's Quarterly Report on Form 10-Q filed on October 31, 2023.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The Shares are held for the benefit of six private trusts (collectively, the "Trusts") that are managed by the Investment Manager, of which 8,140,704 shares of the Issuer's common stock are held for Hyundai Investments MACK US Debt Professional Investors Private Real Estate Investment Trust No. 4 and 11,196,974 shares of the Issuer's common stock are held for Hyundai Investments MACK US Debt Professional Investors Private Real Estate Investment Trust No. 20.  The amount of shares held for each of the other four Trusts does not exceed 5.0%* of the shares of the Issuer's common stock.

The Investment Manager may be deemed to be a beneficial owner of the Shares held by the Trusts under Rule 13d-3 under the Securities Exchange Act of 1934, as amended, as, in in its capacity as investment manager of the Trusts, it has the power to vote and dispose of, or direct the voting and disposition of, the shares, and disclaims beneficial ownership of these shares except to the extent of any pecuniary interest therein.

*  The percentage is based on 138,728,690 shares of the Issuer's Common Stock outstanding as of October 31, 2023, as reported in the Issuer's Quarterly Report on Form 10-Q filed on October 31, 2023.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 18270D106	13G

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2024

Hyundai Investments Co., Ltd.

	By:	/s/ Rack Myong Choi
	Name:	Rack Myong Choi
	Title:	Executive Director